Exhibit (a)(5)(F)

20 April 2018

Letter to AveXis associates

I greatly enjoyed meeting many of you in person at your headquarters in Illino is last week. I had a number of engaging discussions with AveXis associates where I could experience firsthand your passion and commitment to bringing transformative treatments to patients.

Novartis is incredibly excited about the proposed acquisition of AveXis. It would support our ambition to be a leader in neurodegenerative diseases and to deliver more high-efficacy, first-in-class therapies that have the potential to transform the standard of care and dramatically improve quality of life.

AveXis has built a team with exceptional depth of experience and expertise. You should be proud of what you have achieved to date and optimistic about how, together, we could bring transformativegene therapy to more people around the world as quickly and safely as possible.
Your knowledge, expertise and passion in developing transformative therapies are one of the key reasons why AveXis is such an exciting opportunity for us. Following closing of the acquisition, it would be our intention to, so far as possible, maintain the integrity of AveXis as a distinct entity within the Novartis Group reporting directly to me, and to avoid any unnecessary disruptions to AveXis' daily business and operations. Novartis recognizes the unique experience and knowledge of the AveXis team and, following closing of the acquisition, we do not anticipate downsizing or a reduction in the number of positions or relocation of your positions. Following closing of the acquisition, we also do not anticipate any reductions to your base compensation (i.e. salary or wages) or to your cash incentive opportunities, and you will also be eligible to participate in Novartis equity plans on the same basis as other similarly situated employees of Novartis. With respect to certain non-U.S. AveXis associates, Novartis does intend to bring those associates within the Novartis Group structure in their respective countries; any employee that falls within this group shall be contacted directly after the transaction closes.

Following closing of the acquisition, we also intend to support your expansion plans to ensure the effective development, manufacturing, and commercialisation of AVXS-101. As we do this, we look forward to the opportunity to leverage our scale, resources and global footprint to help AVXS-101 benefit high-need SMA patients around the world and to support AveXis to achieve the full potential of its products.

As the proposed acquisition has not yet closed, both AveXis and Novartis must continue to operate as independent entities and carry on their respective businesses as usual regarding business operations, relationships and interactions with external customers. We are currently optimistic that the proposed transaction will close in mid-2018. After closing, we will be able to communicate directly with AveXis associates and answer any questions or concerns you may have.

In the meantime, we appreciate your patience during this pre-closing period and we are fully committed to communicating further with you as soon as we are able to do so.

Kind regards

Paul Hudson, CEO Novartis Pharmaceuticals

Disclaimer

This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the shares of common stock of AveXis, Inc. described in this announcement has commenced and is being made pursuant to a tender offer statement on Schedule TO-T and related materials filed by Novartis and an indirect wholly owned subsidiary with the U.S. Securities and Exchange Commission (the "SEC"). In addition, AveXis, Inc. has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC. The Schedule TO Tender Offer Statement (that includes an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials and all other documents filed by, or caused to be filed by, Novartis and an indirect wholly owned subsidiary and AveXis, Inc. with the SEC are available at no charge on the SEC's website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials also may be obtained for free under the "Investors-Financial Data" section of Novartis's website at https://www.novartis.com/investors/financial-data/sec-filing.sThe Schedule 14D-9 Solicitation/Recommendation Statement and such other documents also may be obtained for free from AveXis, Inc. under the "Investor + Media" section of the AveXis, lnc.'s website at http://investors.avexis.com/phoenix.zhtml=?2c54285&p=irol-lRHome"